Exhibit 21.1

The following table sets forth the name and jurisdiction of incorporation/charter of the Registrant's subsidiaries. Inactive subsidiaries are not listed. Except as noted, all of the subsidiaries are 100% owned by the Company or the Bank.

Name of Subsidiary	Jurisdiction of Incorporation/Charter

Bank Mutual (1)	USA
Mutual Investment Corporation (2)	Nevada
BancMutual Financial & Insurance Services, Inc. (2)	Wisconsin
MC Development LTD (2)	Wisconsin
Arrowood Development LLC (3)	Wisconsin

(1)	Direct subsidiary of the Company.
(2)	Direct subsidiary of the Bank.
(3)	50% owned by MC Development LTD.